United States securities and exchange commission logo





                          August 30, 2022

       Melissa Leonard
       General Counsel
       Lordstown Motors Corp.
       2300 Hallock Young Road
       Lordstown, Ohio 44481

                                                        Re: Lordstown Motors
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed August 24,
2022
                                                            File No. 333-267052

       Dear Ms. Leonard:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Janet Spreen